SECUR 18007316

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Accelerated Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Kalmus Drive Suite E 250
(No. and Street)

Costa Mesa	CA	92626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stewart **949-506-1000 ex 701**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Breard & Associates, Inc.
(Name - if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 5 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Accelerated Capital Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Subscribed and sworn
to before me
this 29th day of March 2018

CFO
Title

Notary Public

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Attachment

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_______________________________ *Signature of Document Signer No. 1*

_______________________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE

Subscribed and sworn to (or affirmed) before me on this 29 (*Date*) day of MARCH (*Month*), 2018 (*Year*), by
(1) MARK STEWART
(and (2) —), *Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________ *Signature of Notary Public*

THERESA M. DOAN
Notary Public – California
Orange County
Commission # 2231694
My Comm. Expires Feb 19, 2022

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH **Document Date:** MARCH 29, 2018

Number of Pages: 1 **Signer(s) Other Than Named Above:** —

Accelerated Capital Group, Inc.

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Accelerated Capital Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Accelerated Capital Group, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As explained in Note 6, Note 9 and Note 10, the Company is faced with FINRA complaints alleging non compliance and violations of various securities rules and regulations. In view of the Company's weak financial position, management is contemplating withdrawal of FINRA membership. It is not possible at this time to predict the outcome of this contingency, however, based on management's contemplation, substantial doubt exists about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017
Northridge, California
March 29, 2018

Accelerated Capital Group, Inc.
Statement of Financial Condition
December 31, 2017
Assets

Cash	$41,549
Deposit with clearing organization	25,001
Accounts receivable	85,725
Other receivables	8,423
Furniture and equipment, net	23,859
Income taxes receivable	21,736
Deposits	9,056
Total assets	$215,349

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$53,057
Accounts payable and accrued expenses	4,094
Total liabilities	57,151

Commitment and contingencies

Stockholders' equity

Common stock, $0.001 par value, 5,000,000 shares authorized, 1,800,000 shares issued and outstanding	1,800
Additional paid-in-capital	364,755
Accumulated deficit	(208,337)
Total stockholders' equity	158,218
Total liabilities and stockholders' equity	$215,369

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.

Statement of Operations

For the Year Ended December 31, 2017

Revenues	
Commissions	$1,298,464
Other income	98,355
Interest & dividend income	66
Total revenues	1,396,885
Expenses	
Commission expense	911,313
General and administrative expense	262,032
Employee compensation and benefits	245,776
Occupancy expense	80,193
Professional fees and consulting	124,032
Communications	16,363
Total expenses	1,639,709
Loss before provision for income taxes	(242,824)
Benefit from income taxes	(135,085)
Net loss	($107,739)

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2017

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2016	1,900,000	$1,900	$294,655	($100,598)	$195,957
Share repurchase	(100,000)	(100)	(4,900)		(4,900)
Capital contribution			75,000		75,000
Net loss		-	-	(107,739)	(107,739)
Balance at December 31, 2017	1,800,000	$1,800	$364,755	($208,337)	$158,218

The accompanying notes are an integral part of these financial statements

Accelerated Capital Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss		($107,739)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	$3,570	
Changes in operating assets and liabilities:		
Accounts receivable	24,265	
Other receivables	2,344	
Deposits and other assets	141	
Income tax receivable	54,423	
Commissions payable	(31,082)	
Accounts payable and accrued expenses	(47,977)	
Income taxes payable	(135,885)	
		(130,201)
Net cash used in operating activities		(237,940)
Cash flows used in investing activities:		
Purchase of furniture and equipment	(15,031)	
Net cash used in investing activites		(15,031)
Cash flow used in financing activities:		
Capital Contribution	75,000	
Repurchase of common stock	(100)	
Repurchase of APIC	(4,900)	
Net cash provided in financing activities		70,000
Net change in cash		(182,971)
Cash at beginning of year		224,520
Cash at end of year		$41,549

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	-
Income tax paid	$800

The accompanying notes are an integral part of these financial statements.

Accelerated Capital Group, Inc.

Notes to Financial Statements

December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

General

Accelerated Capital Group, Inc. (the "Company") was incorporated in the State of California on May 15, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including operating a general securities business on a fully disclosed basis and specializing in Regulation D offerings on a best efforts basis.

Summary of Significant Accounting Policies

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company's accounts receivable primarily consist of trade accounts arising in the normal course of business. The Company expects to collect amounts due because of the customers' history with the Company and the nature of the industry, although actual collections may immaterially differ. Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2017, no reserves for bad debts have been established.

Accelerated Capital Group, Inc.

Notes to Financial Statements

December 31, 2017

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES -CONTINUED

Investment in Marketable Securities

Marketable securities held by the Company are classified as trading securities and are stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in the statement of operations.

Revenue Recognition

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis. Other income primarily consists of due diligence income which is recognized once the services are performed by the Company.

Furniture and Equipment

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized in the statement of operations.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the fair value of the related asset. No impairment charge was incurred during the year ended December 31, 2017. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICES - CONTINUED

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate (see Note 4). The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company has $-0- accrued for interest and penalties on the Company's statement of financial condition at December 31, 2017.

The Company is subject to taxation in the U.S., and the States of California and Arizona. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2011.

Fair Value of Financial Instruments

At December 31, 2017, the Company's financial instruments include cash, deposit with clearing organization, accounts receivable, other receivables, income taxes receivable, commissions' payable, and accounts payable and accrued expenses. The carrying amount of these financial instruments approximates fair value due to the short-term maturities of these instruments.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2017, the deposit held with a clearing organization of $25,001 was pursuant to a clearing agreement.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and are summarized by major classification as follows:

			Useful Life
Office Equipment	$	45,959	5
Furniture and Fixtures		31,839	7
		77,798	
Less: accumulated depreciation		(53,939)	
Furniture and equipment, net	$	23,859	

Depreciation expense for the year ended December 31, 2017 was $3,570.

Note 4: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$-0-	$(135,885)	$(135,855)
State	800	-0-	800
Total income tax expense (benefit)	$800	$(135,855)	$(135,085)

Deferred income taxes reflect the effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets at December 31, 2017 are as follows:

Deferred tax assets:	
Net operating loss	$46,149
Capital losses	5,250
	51,394
Less: valuation allowance	(51,394)
Net deferred tax assets	$-0-

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet the more likely than not recognition at the effective date to be recognized. Unrecognized tax benefits, if recognized, would affect the effective tax rate. At December 31, 2017, the unrecognized tax benefit recorded were -0-. The Company does not anticipate a significant change in the unrecognized tax benefits within the next twelve months. The total amount of interest accrued on the unrecognized tax benefits balance as of December 31, 2017 is $-0-, and is included in income taxes payable.

The effective tax rates in 2017 were different than the statutory federal income tax rates due primarily to the effect of state taxes, the valuation allowance and uncertain tax positions.

Note 5: OTHER RECEIVABLES

Other receivables represents advances against future commissions, to the Company's contract registered representatives. These advances are non-interest bearing and uncollateralized. The registered representatives are repaying the advances with their earned commissions. The outstanding balance of the receivables at December 31, 2017 was $8,423.

Note 6: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases various office facilities under non-cancelable operating lease arrangements which expire between July 2018 and January 2021.

The following is a schedule by year of the future minimum payments under the office space leases are approximately as follows:

Years Ending December 31,	
2018	$49,818
2019	34,360
2020	34,360
2021	2,863
	$121,401

For the year ended December 31, 2017, The Company entered into two new lease agreements. The occupancy expense related to these operating leases was $75,366, which is included in occupancy expense in the accompanying statement of operations.

Note 6: COMMITMENTS AND CONTINGENCIES - CONTINUED

Litigation

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters are not determinable at this time.

FINRA Issue

The company is faced with FINRA disciplinary actions on account of observations noted regarding non-compliance and violations of various securities rules and regulations. The Company has submitted their response to FINRA for the alleged charges. No formal decision has yet been agreed upon and the Company's Management continues to negotiate a resolution of the matters noted by FINRA. These financial statements contain no adjustments that may arise as a result of any imposition of fees or penalties or both.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. In connection with its facilities leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

Note 7: CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2017, the Company did not have amounts in these accounts in excess of the FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

For the year ended December 31, 2017, no one customer accounted for approximately 5% of the Company's total revenues.

Note 8: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2017, under the most restrictive requirement, the Company had net capital of $50,681 which was $45,681 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.

Note 9: SUBSEQUENT EVENTS

The company has evaluated subsequent events through the date which the financial statements were available to be issued. Subsequent to the year end, the management applied to change the management and ownership in the Company, but prior to the issuance of these financial statements. FINRA declined to accept the Company's application for Change in Management Agreement (CMA) on account of issues raised by FINRA, discussed in Note 6 above. As a result of non acceptance of the CMA, the management is discussing withdrawal from broker dealer business. No formal date has yet been fixed for the withdrawal.

Note 10: GOING CONCERN

As discusses in Note 6 and Note 9, these financial statements have been prepared assuming that the Company will continue as a going concern though substantial doubt exists about its ability to continue its operations. As mentioned in Note 9, these financial statements do not include any adjustments that might result from the outcome if this uncertainty.

Accelerated Capital Group, Inc.

Schedule I -Computation of the Net Capital under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2017

Schedule I

	Computation of net capital		
	Common stock	$1,800	
	Additional paid in capital	364,755	
	Accummulated deficit	(208,337)	
	Total stockholders' equity		$158,218
Less:	Non-allowable assets:		
	Accounts receivable	(44,463)	
	Deposits	(9,056)	
	Other receivables	(8,423)	
	Furniture and equipment, net	(23,859)	
	Income taxes receivable	(21,736)	
	Total non-allowable		(107,537)
	Net capital		50,681
	Computation of net capital requirements		
	Minimum net capital requirements		
	6 2/3 percent of net aggregate indebtedness	$3,809	
	Minimum dollar net capital required	$5,000	
	Net capital required (greater of above)		($5,000)
	Excess net capital		$45,681
	Ratio of aggregate indebtedness to net capital		1.12:1

There was no material difference between the net capital computation shown here and the net capital computation shown on the company's unaudited Form X-17A-5 report dated December 31, 2017.

See report of independent registered public accounting firm

Accelerated Capital Group, Inc.

Schedule II -Computation for Determination of the

Reserve requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2017

A computation of reserve requirements is not applicable to Accelerated Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Accelerated Capital Group, Inc.

Schedule III – Information Relating to Possession or Control

Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2017

Information relating to possession or control requirements is not applicable to Accelerated Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Accelerated Capital Group, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Accelerated Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Accelerated Capital Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Accelerated Capital Group, Inc. stated that Accelerated Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Accelerated Capital Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Accelerated Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 29, 2018

ACG
ACCELERATED CAPITAL GROUP

Assertions Regarding Exemption Provisions

We, as members of management of Accelerated Capital Group ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2017.

Accelerated Capital Group

By:

Mark Stewart, CFO

3-29-18
(Date)

Accelerated Capital Group | 151 Kalmus Dr., E250 Costa Mesa, CA 92626
Phone: 949 506-1000 Fax: 949 313 1211

*Security brokerage services provided by Accelerated Capital Group, member FINRA/SIPC/MSRB broker-dealer

Accelerated Capital Group, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Accelerated Capital Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Accelerated Capital Group, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Accelerated Capital Group, Inc. (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Accelerated Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 29, 2018

Accelerated Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	1,769
SIPC-6 general assessment Payment made on July 27, 2017		(835)
SIPC-7 general assessment Payment made on February 2, 2018		(934)
Total assessment balance **(overpayment carried forward)**	$	-